Form 10-K, Exhibit 13
period 1996-12-31
ADTRAN INC
filed 1997-03-31
CIK 926282

       NET INCOME*               NET SALES              STOCKHOLDERS' EQUITY
    (in $ Millions)           (in $ Millions)              (in $ Millions)
    * Pro forma for
  years prior to 1995

  1991 --  $ 6.5m              1991 -- $ 42.6             1991 -- $ 16.7m
  1992 --  $ 8.7m              1992 -- $ 57.0             1992 -- $ 22.0m
  1993 --  $ 8.5m              1993 -- $ 72.4             1993 -- $ 29.8m
  1994 --  $18.6m              1994 -- $123.4             1994 -- $ 85.2m
  1995 --  $29.5m              1995 -- $181.5             1995 -- $130.7m
  1996 --  $39.8m              1996 -- $250.1             1996 -- $172.9m







                                       ONE

Report to
Stockholders

   ADTRAN achieved record sales and earnings for 1996. The Company's sales increased 38 percent to $250,120,836, while earnings increased from $.75 per share to $1.01 per share. Revenue growth across our major product lines of DDS/Frame Relay Access, ISDN, and HDSL/T1 was 11 percent, 41 percent, and 72 percent, respectively. Revenue growth across our major markets of Telco, Customer Premises Equipment (CPE), Original Equipment Manufacturing (OEM), and International was 43 percent, 37 percent, 22 percent, and 70 percent, respectively.
   The Company's investment in engineering and technology resulted in 125 new products being released during the year.
   In the Telco market, revenue in all product lines grew and benefited from new product introductions. DDS/Frame Relay Access product introductions included a new generation of Channel Units approved by our OEM customer base for direct sales to our Telco customers. New and expanded local loop performance monitoring and enhanced deployment platforms continued to differentiate ADTRAN 64 kilobit products from those of our competitors.
   We further enhanced our dominant position during 1996 in the supply of ISDN extension products to the Telco marketplace. A new platform, the BR1/10, allows deployment of 20 ISDN lines in only 2-3/4 inches of chassis height. New generations of reduced cost, improved performance U-BR1TES and Repeaters allowed us to retain our leadership position in this fast growing market.
   During the year, we introduced a new technological concept called "Total Reach." Currently, a major and almost prohibitive cost results when ISDN is installed at distances over 15,000-18,000 feet. Our "Total Reach" technology allows for economical ISDN installation for distances of up to 30,000 feet, without the use of repeaters. Field trials have been successfully installed and production initiated.
   The use of HDSL in the installation of T1 service expanded during the year at a much faster rate than anticipated. A new line of low voltage (-135 volt) HDSL products was introduced, allowing for both a remote unit and a mid-span repeater to be line powered. Major engineering and technology investments were initiated, with the goal of driving HDSL market share to levels consistent with those of our DDS & ISDN Telco products.
   In the Customer Premises Equipment market, new product introductions fueled growth across all product areas. DDS/Frame Relay Access products were enhanced with the addition of SNMP performance monitoring and expanded by the addition of a new Frame Relay Access Device (FRAD) product line being readied for introduction early in the first quarter. Installation of ISDN Terminal Adapters (modems) was greatly simplified with the introduction of the Express XR and XRT ISDN terminal adapters. ADTRAN's new Expert ISDN technology solved the major problems associated with setting up and optioning ISDN devices. Expert ISDN removes human error by automatically programming the ISDN modem with the necessary phone company information, including switch type and service profile

                                       TWO
identifiers. The T1 market for our products exceeded expectations as new and expanded products were introduced. The TSU line of multiplexers continued to gain market share because of the introduction of new modules that support numerous new applications. The inclusion of SNMP throughout the T1 line will serve to further expand the market for these products in the coming year.
   Both our OEM and International markets experienced growth as each of the new Telco and CPE products became available to those customers.
   The breadth and depth of the Company's management staff were significantly increased during the year. Bob Fredrickson joined the Company as Vice President Telco Sales, and Tom Stanton was promoted to Vice President Telco Marketing. These two seasoned professionals will now lead our sales and marketing expansion in our largest market area of Telco customers. Steve Harvey joined the Company as Vice President of CPE Sales. He joined Danny Windham, our Vice President of CPE Marketing, and this team has the goal of growing CPE revenue to that of our established Telco levels. Also added to the management staff in 1996 was Greg Peters, Vice President-International, who will lead in expanding our international presence. Melvin Bruce joined the Company as Vice President of Engineering, and Peter Bracket joined the Company as Vice President of Technology. Both of these seasoned executives bring years of experience to these roles and will enhance our expansion in these core areas. John Cooper joined the Company as Vice President Finance and Chief Financial Officer, while Irwin Goldstein retains the position of Vice President of Administration. Charles O'Donnell joined the Company as Vice President Quality and Customer Services and is charged with enhancing this area, viewed by many as best in class.
   During the year, both John Jurenko, our founding Vice President of Sales and Marketing, and Jerry Moore, our Vice President of Technology, reached retirement. Both of these executives will remain as consultants and continue providing access to their expertise. Lonnie McMillian, a founder, original Board Member, and Vice President of Engineering, will now head our Center of New Technology and Innovation. Mr. McMillian, with one of the most creative minds of any of our employees, is now hard at work defining and initiating new product market segments for our future.
   The Company's efforts and achievements during the year have been extensive and will provide an even stronger base for future growth. All of us at ADTRAN are excited by the growth of our industry and the leadership role we play in our respective markets.


       /s/Mark C. Smith                    /s/Howard A. Thrailkill

       Mark C. Smith                       Howard A. Thrailkill
       Chairman and CEO                    President and COO


                                     THREE

PHOTO OF CONNECTING WALKWAY BETWEEN NORTH
TOWER AND SOUTH TOWER

CORPORATE PROFILE

   ADTRAN, Inc. designs, develops, and manufactures ADvanced TRANsmission products for high-speed digital communications. Incorporated in 1985, ADTRAN began operations in 1986, following AT&T's divestiture of the Regional Bell Operating Companies (RBOCs) with restrictions that effectively barred their manufacturing of equipment. These events created an opportunity for companies such as ADTRAN to supply network equipment to the seven RBOCs as well as more than 1,300 independent telephone companies in the United States. At the same time, sophisticated users were demanding the flexibility, reliability, and economy afforded by emerging digital transmission technology. ADTRAN's founders recognized the importance of the transition from analog to digital loop technology using the existing copper wire network.
   Today, ADTRAN supplies equipment for both ends of the local loop, that portion of the network which connects homes and businesses to telephone company network equipment, typically housed in a facility referred to as a Central Office. The majority of this local loop infrastructure consists of twisted pair copper wire. Today, more than 700 million such copper wire local loops are installed worldwide, with 160 million in place in the United States. Industry projections call for the installation of new copper local loops to outpace that of any other transmission medium for several years to come.
   Telephone companies' (Telcos) huge investment in copper wire infrastructure mandates adapting existing local loops to meet growing data communication needs.

THROUGH THE APPLICATION OF INNOVATIVE ENGINEERING AND TECHNOLOGY, ADTRAN HAS PROSPERED AS A LEADING SUPPLIER OF TELCO PRODUCTS WHICH TRANSFORM COPPER WIRE LOCAL LOOPS INTO HIGH-SPEED DIGITAL NETWORKS.

   Having firmly established a leading position with our Telco products, we subsequently adapted that technology for use by end-users and earned a growing share of the

                                      FOUR

Customer Premises Equipment (CPE) market. Both our Telco and CPE product lines have produced rapid, profitable growth, resulting in our being selected as a Nasdaq 100 Index stock by the Nasdaq Stock Market in 1996.
   With over a million ADTRAN-based local loops operating worldwide, we have become a leading supplier of Digital Data Service (DDS), Integrated Services Digital Network (ISDN), and T1/High-bit-rate Digital Subscriber Line (HDSL) digital loop products. These products are sold to all the RBOCs, most of the domestic independent Telcos, a large number of corporate end-users, and a growing number of international customers. In addition, we provide custom-designed products for many well-known original equipment manufacturers
(OEMs).
   ADTRAN is headquartered in Huntsville, Alabama, with sales offices strategically located throughout the United States. We also sell our products through a network of more than two hundred domestic and international value added resellers and distributors, and we are aggressively augmenting those world-wide resources.

BUSINESS PHILOSOPHY
   Supporting customers beyond their expectations is the primary philosophy guiding business decisions at ADTRAN. Our success has been built upon a commitment to total customer satisfaction, which requires continually developing and improving products to meet changing needs while maintaining the highest level of quality and customer support.

AN ISO 9001 COMPANY, ADTRAN EMPLOYS CONSISTENT QUALITY PROCESSES FROM INITIAL PRODUCT DESIGN AND DEVELOPMENT TO THE COMPREHENSIVE TESTING OF EVERY UNIT DELIVERED. ADTRAN QUALITY ACHIEVEMENTS HAVE BEEN RECOGNIZED ON MANY OCCASIONS, INCLUDING BY BEING SELECTED AS A PACIFIC BELL QUALITY PARTNER EACH YEAR SINCE 1991.

   Our product programs follow a process that has proven consistently successful and placed ADTRAN in a leading position in the industry. First, we seek early identification of appropriate local loop market segments offering the potential for future high unit volume demand. Once established in a market, we drive for market share by constantly reducing costs and leveraging the benefits associated with manufacturing economies of scale. Finally, we strive to develop a full complement of products, consolidating and protecting our position in the selected market segment.
   ADTRAN maintains a strong commitment to developing products that extend the performance of the existing copper network to its full potential. Most recently, ADTRAN has participated in the early stages of development of Digital Subscriber Line (DSL) products that have quickly established an important presence in the market. This promising technology allows the current Telco infrastructure to support demand for innovative new services such as remote access to corporate networks, distance learning, and high speed Internet access.


ADTRAN implements extensive Product Qualification procedures, which ensure consistent performance over specified temperature, humidity, line length, and supply voltage conditions.

PHOTO OF PRODUCT QUALIFICATION
LAB TEMPERATURE AND SUPPLY
VOLTAGE TESTING EQUIPMENT.

                                      FIVE

                      PHOTO OF SEVERAL TYPES OF END-USER
                       DIGITAL COMMUNICATIONS EQUIPMENT
                     DESIGNED AND MANUFACTURED BY ADTRAN.


ADTRAN provides for a broad range of products for telcos and end-users of telco services, including DDS/Frame Relay, ISDN, T1/HDSL, and other emerging technologies.

                                       SIX

MARKETS SERVED

   ADTRAN products are targeted at two primary markets: Network equipment for Telcos and network access equipment for end-users of Telco services. ADTRAN is a major supplier to these two markets in the United States and is making advances in the international market, enhancing our position as a worldwide leader in the telecommunications industry.
   Both Telcos and their end-user customers utilize our products to deploy DDS/Frame Relay, ISDN, and T1/HDSL service. Today, ADTRAN offers more than 200 principal products supporting these services, differentiated by the transmission rate or capacity they provide, as well as features such as dedicated (leased) or switched (dial-up) access. End-users consider these factors, along with cost, when selecting the digital service that best fits their needs.
   DDS is a widely deployed leased line (dedicated) digital service, that has provided reliable wide area network (WAN) connections in corporate networks for many years. DDS circuits, supporting data transmission rates from 2.4 to 64 kbps, are used most often by corporate customers who transfer information among multiple locations for several hours a day. For example, DDS service is frequently used to link ATM machines to banks. Frame Relay, a new technology deployed over an existing DDS or T1 network, is a digital packet service, providing the benefits of DDS but at a substantially lower cost. For digital circuits that require DDS data rates on a less frequent basis, a switched version of DDS service is often used.
   ISDN is a switched access digital service; i.e., a user can dial other locations as required and hang up when the connection is no longer needed. ISDN subscribers can use Basic Rate ISDN circuits to carry two voice conversations at once, voice and data signals simultaneously, or data-only signals at rates up to 128,000 bits per second. This service is beneficial to customers who need to transfer large files periodically. ISDN is also becoming a preferred solution for remote access, Internet access, and telecommuting.
   T1 is a leased line digital service transporting up to 24 individual voice or data channels. Operating at rates up to 1.544 Mbps, it is used to transmit large volumes of data or voice traffic that modern corporate networks demand. In recent years, HDSL technology, developed by ADTRAN and others, has made it possible to deliver T1 service much more quickly and economically.
   In 1996, as in the past, Telco products provided the largest contribution to ADTRAN revenue, comprising 60 percent of total revenue. CPE and OEM product revenue made up 28 percent and 12 percent, respectively. Telco revenue grew 43 percent, while CPE revenue expanded by more than 35 percent. International sales have become increasingly important and now contribute more than 7 percent of total sales.

                                      SEVEN

                            PHOTO OF ADTRAN PRODUCT
                           INTEROPERABILITY LAB WITH
                            ADTRAN EMPLOYEE SITTING
                                 AT TERMINAL.

TELCO OVERVIEW

   ADTRAN supplies a full range of local loop and network equipment to Telcos, enabling economic, efficient deployment of digital services. We supply the circuit assemblies used by Telcos to provide digital services to their customers, the repeaters that allow increased deployment range, and the network termination devices that allow circuits to be tested up to the customer's facility.
   Our Telco product revenue increased 43 percent, from $105 million in 1995 to more than $150 million in 1996. The Telco business base continues to grow steadily, fueled by the recent 1996 Telecommunications Act mandating deregulation of local exchange carriers. The Act allows new market entrants into the service provider business, significantly increasing the market for ADTRAN Telco products. Today our markets include all the RBOCs, major and smaller independent telephone companies as well as a growing number of the international service providers.

TO ADDRESS THESE MARKETS, WE CONSISTENTLY INTRODUCE NEW TECHNOLOGIES THAT INCREASE EFFICIENCY AND REDUCE COSTS, WHILE STEADFASTLY MAINTAINING A COMMITMENT TO QUALITY AND PERFORMANCE. FOR EXAMPLE, OUR INNOVATIVE TOTAL REACH PRODUCTS, BASED ON REPEATERLESS TECHNOLOGY, ARE REVOLUTIONIZING DIGITAL DATA SERVICE DEPLOYMENT BY ENABLING TELCOS TO DRAMATICALLY CUT DEPLOYMENT COSTS, INSTALLATION TIMES, AND MAINTENANCE REQUIREMENTS.

DDS
   In the 1980s, ADTRAN DDS products established our reputation as a leader in digital transmission. Newer digital transmission services have since emerged, yet DDS continues to hold a strong position because of its large installed base, simplicity, and availability. In addition, new cost-effective service offerings such as Frame Relay are being deployed over existing digital networks. With market research predicting a compound annual growth rate for Frame Relay exceeding 30 percent through the year 2000, demand for DDS should continue to grow.
   A noteworthy recent accomplishment within our DDS product line has been the addition of performance monitoring capability, which allows more efficient deployment and maintenance of the DDS circuits.

ISDN
   The attractive pricing and widespread availability of ISDN, along with its ability to enhance major new applications such as Internet, work-at-home, and remote office/WAN connection, are increasing demand for the service.

FOUR-TO-EIGHT TIMES FASTER THAN ANALOG MODEMS USED FOR INTERNET ACCESS TODAY, ISDN PROVIDES TRANSMISSION OF BOTH VOICE AND DATA SIMULTANEOUSLY OVER A SINGLE LINE.

THE ISDN OPPORTUNITY

[LINE GRAPH APPEARS HERE]

 1990       1991       1992      1993      1994      1995      1996     1997    1998    1999    2000    2001

100,000    150,000    200,000   300,000   350,000   450,000   700,000   1.25m   1.75m   2.4m   3.15m   3.85m

Domestic BRI Circuits (000)
Source: Dataquest (February 1997)

                                      NINE

ADTRAN's Total Reach range extension products allow Telco service providers to deploy ISDN and DDS services to remote locations without the use of costly repeaters.
[PHOTO OF TOTAL REACH(TM) ENCLOSURE AND HOUSING]

   In 1996, we enhanced our ISDN product offerings by adding Performance Monitoring and introducing our new BR1/10 digital loop carrier (DLC) and Total Reach Range Extension Products. The BR1/10 is the most compact unit available today, yet provides the most economical method of delivering Basic Rate ISDN services over a T1 carrier system.

OUR TOTAL REACH TECHNOLOGY REVOLUTIONIZED ISDN BY EXTENDING THE BASIC RATE ISDN SERVICE DEPLOYMENT RANGE FAR BEYOND LIMITATIONS OF THE PAST, WITHOUT THE NEED FOR REPEATERS AND ENVIRONMENTAL ENCLOSURES.

   Because of the reduction of equipment, installation, and maintenance costs, our Total Reach family of products significantly lowers the cost of ISDN deployment to remote locations, typically comprising 20% or more of total ISDN customers.

T1/HDSL
   In the past, Telcos have delivered T1 using a series of repeaters to extend the service. Now, HDSL products from ADTRAN allow Telcos to deploy T1 circuits without using repeaters, allowing for quicker, easier, more economical installation. In addition, T1/HDSL accommodates newer network services such as Frame Relay, Fractional T1, and Primary Rate ISDN service in order to meet specific customer needs.
   For services beyond normal range, we provide the HDSL Range.

THE HDSL OPPORTUNITY

[LINE GRAPH APPEARS HERE]

                   1990      91     92     93     94     95     96     97      98
                   ----    ----    ----   ----   ----   ----   ----   ----   -----
Fractional T1               N/A    N/A    220k   300k   450k   550k   800k   1.05m
HDSL T1                    100k    150k   200k   300k   375k   550k   675k    750k
Fiber T1                   100k    150k   175k   250k   300k   350k   370k    375k
Repeater T1                 80k    100k   125k   200k   210k   208k   125k    110k

New Domestic T1/E1 Circuits (000)
Sources: TRA & Forward Concepts, IDC, Frost & Sullivan, & Company Estimates

                                       TEN

[PHOTO OF ADTRAN ACT 2300 CHASSIE AND OCU DP MODULES]

The Act 2300 provides advanced provisioning and monitoring capabilities to new and existing special services networks.

Extender as an outside plant, range extension solution that doubles the range of deployment. These HDSL products carry on our commitment to improve performance, reduce cost, and serve the needs of our customers.

NETWORK PRODUCTS
   ADTRAN markets a full range of intelligent channel bank products for special applications that meet service providers' needs for greater network management and control. Based on industry-standard technology, the products accept dataports from a variety of vendors. ADTRAN dataports add advanced capabilities such as performance monitoring, local and remote provisioning, and redundancy.
   A promising 1996 product addition, the ACT 2300 channel bank, is the centerpiece of the ADTRAN intelligent channel bank family. The ACT 2300, along with the ADTRAN Site Manager (network management platform), intelligent channel units, and bank upgrade products, represent a system that allows Telcos to add intelligence into their special services networks for future growth, while protecting their investments in existing technologies.

WIRELESS
   The ADTRAN TRACER is the first of a new product family designed to meet the wireless infrastructure needs of end-users, Telcos, and cellular/PCS service providers. It allows cellular service providers and local Telcos to expand their coverage areas with cost effective wireless links. The TRACER can also be used for the point-to-point, high speed connections demanded by voice, video, and data transfer applications in campus environments.

OUR COMMITMENT
   The ADTRAN Telco products team moved decisively in 1996 to focus on new market opportunities. As 1997 begins, we pledge to remain a leader in local loop products and technology and to maintain our commitment to value and service for our customers.

                                     ELEVEN

Adtran Express XRT unit being used in a work-at-home environment.

CPE OVERVIEW

   ADTRAN supplies the Customer Premises Equipment (CPE) market with a complete line of high-performance equipment for corporate end-users of digital services. Much of the equipment developed for this market utilizes technology from the Telco products ADTRAN develops. As a result, our CPE products hold a competitive advantage over other companies, since building equipment for both ends of the telecommunication network allows an increased degree of interoperability, higher unit volumes, and lower cost.

CPE MARKET GROWTH IS DRIVEN BY SEVERAL FORCES; PRIMARY AMONG THESE IS GROWTH
OF THE INTERNET. TODAY, AN ESTIMATED 25 MILLION PEOPLE HAVE INTERNET CONNECTIONS; BY THE YEAR 2000 THAT NUMBER IS PROJECTED TO HAVE INCREASED TO 160 MILLION, ALL REQUIRING SOME TYPE OF INTERNET ACCESS.

   Another CPE market driver is the increasing demand for remote access to corporate networks by employees working from home, whether full time

                                     TWELVE
telecommuting or traditional employees working during off hours. A third driver is enterprise connectivity, the need for businesses to connect multiple sites such as branch offices. Finally, electronic commerce, which is soon to become an important way of conducting business, requires Internet connection.

ADTRAN HAS DEVELOPED A COMPLETE LINE OF CPE PRODUCTS, DESIGNED TO OFFER CONNECTIVITY OPTIONS THAT ADDRESS A CUSTOMER'S SPEED, AVAILABILITY, AND COST CRITERIA IN THE AREAS OF DDS/FRAME RELAY, ISDN, AND T1/HDSL.

   Like all ADTRAN products, our high-performance CPE equipment is reliable and user-friendly.


THE DDS/FRAME RELAY MARKET
   ADTRAN's CPE market offerings began with a line of data service units (DSUs) first introduced in 1991. Now comprised of over 100 individual products, the DSU family has become one of the most comprehensive lines of DSUs available today.
   New DSU products in 1996 included a broad fourth generation family of DSUs with embedded Simple Network Management Protocol (SNMP). ADTRAN has also introduced a line of Frame Relay products for 1997. Frame Relay is a digital packet service which provides a permanent virtual connection to the network and is deployed over an infrastructure similar to current DDS and T1 connections. Frame Relay provides all the benefits of DDS at a lower cost than multiple dedicated circuits allow. Popular in the IBM networking world and particularly in branch offices, applications and equipment for Frame Relay service are similar to those for DDS, making it easier for users to migrate to this service. Service providers have elected to promote Frame Relay by reducing its price relative to standard DDS.


THE DDS/FRAME RELAY OPPORTUNITY


                        94     95      96      97      98      99
                      -----  -----   -----   -----   -----   ------
FRADS...............  $400k  $525k   $750k   $950k   $1.1m   $1.45m

MULTI RATE DSUs.....  $325k  $325k   $375k   $450k   $550k   $600k


Source: International Data Corporation


[PHOTO APPEARS HERE]

ADTRAN's FSU series of FRADs provide customers with a cost-effective means of transporting multiprotocol data and voice over frame relay networks. Through a series of ESP option cards, units can be configured to support a combination of data, voice, and dial backup applications.

                                    THIRTEEN

ISDN MARKET
   ISDN service has continued to grow as demand for high-speed connection for homes and remote offices increases. ISDN provides data transfer rates four to eight times faster than the analog modems widely used for Internet access today. ADTRAN products support basic rate ISDN, providing low-cost solutions for telecommuting, connecting the small office/home office (SOHO), accessing the Internet, and other applications.

IN 1996, ADTRAN MADE GREAT STRIDES IN MAKING ISDN PRACTICAL FOR THE NON-TECHNICAL CUSTOMER. WE INTRODUCED EXPERT ISDN, AN ADTRAN PATENT-PENDING TECHNOLOGY WHICH SIMPLIFIES SERVICE INSTALLATION, TRANSLATING A DIFFICULT AND FRUSTRATING TASK INTO AN EASY AND CONVENIENT ONE.

   Two of seven new products added to our ISDN product family in 1996, the Express XR and the Express XRT, won an Innovations '97 Design and Engineering award at the International Winter Consumer Electronics Show (CES). The Express XR and XRT are ISDN modems equipped with Expert ISDN. The Express XRT was also named a 1996 Computer Telephony Product of the Year.
   New additions to the family also included the ISU 512 S/T; the Express XL and Express XLT, a family of ISDN router products; and the third generation of the NT1 ACE. The ISDN CPE market now has a total of nearly 50 product offerings that contributed to a 41 percent increase in ISDN revenue in 1996.


[PHOTO OF ADTRAN FRAME RELAY PRODUCTS RECENTLY ANNOUNCED.]

The Adtran ISU 512 is one of the most popular inverse multiplexers for Basic Rate ISDN, providing connections of up to 512 kilobits per second. Its ease of use, features, and price make it attractive for many applications including corporate videoconferencing, medical imaging and remote broadcasting.

                                    FOURTEEN

[PHOTO OF ADTRAN T1 END-USER EQUIPMENT]

ADTRAN offers an extensive line of T1 CSUs, T1 DSU/CSUs and T1 multiplexers for a variety of end-user applications. Providing support for T1 network termination, frame relay circuit termination, LAN to LAN connectivity, and voice/data multiplexing, the ADTRAN T1 CPE product family delivers value and flexibility.

T1/FT1
   ADTRAN entered the T1 CPE market in 1994 with a small family of T1 Service Unit (TSU) products. Now our TSU family has expanded to include more than 50 products. The TSU products and available plug-in modules are designed to support various data and voice applications including LAN connectivity, digital and analog voice, and videoconferencing. Our application- specific plug-in modules can be combined in various ways to meet specific customer needs, making the T1/FT1 product line flexible and practical. ADTRAN's T1 CPE product line experienced an impressive overall 68 percent revenue increase over 1995.

THE FUTURE OF THE ADTRAN CPE MARKET
   The CPE market faces a bright future as growing numbers of faster, more reliable networks are built. At ADTRAN, we are developing products that address the emerging T3 market, a service which is 28 times faster than a T1 line. In certain cases, customers requiring multiple T1s find it less expensive to purchase a T3 line. We are also developing host-site products for use at corporate networking centers to provide more efficient networking options. Currently, our products focus primarily on remote site needs. Development of host site products will allow us to sell a complete solution to the customer by providing the central connection point for all remote site products. As we expand into new markets, we will continue our commitment to fully support the markets addressed by our existing products.



THE T1 CPE OPPORTUNITY

[LINE GRAPH APPEARS HERE]

                    94     95      96      97      98      99
                  -----   -----   -----   -----   -----   -----
T1/FT1  DSUs      $225m   $300m   $375m   $425m   $500m   $550m

T1/FTI  CSUs      $ 75m     90m   $105m   $125m   $140m   $150m


[PLOT POINTS TO COME]


                                     FIFTEEN

INTERNATIONAL MARKET OVERVIEW

   In 1996, we strengthened our position in the international marketplace. Our revenue increased 70 percent, growing from less than $11 million in 1995 to over $18 million. International revenue now represents 7 percent of total sales.
   We expanded our revenue base in the Asia-Pacific region, Latin America, and Europe by focusing on international network requirements, responding to specific customer needs, and diversifying our product families. In countries where telecom authorities faced national deregulation, the market opened up to competing service providers, resulting in increased demand for ADTRAN's HDSL products. In 1996, ISDN product sales also grew steadily because of accelerated demands for home office and Internet access and corporate requirements for increased bandwidth. Building on our HDSL and ISDN success, ADTRAN expanded product offerings and received certification and approval on multiple products.

TO STRENGTHEN OUR POSITION IN THE INTERNATIONAL MARKETPLACE, WE ARE DESIGNING NEW PRODUCTS WITH INTERNATIONAL SPECIFICATIONS AND STANDARDS IN MIND AND ADAPTING EXISTING PRODUCTS TO MEET THESE REQUIREMENTS.

   We are currently adding resources to address promising international markets and expanding existing distribution alliances to service them. We are also forging important new relationships to meet market and product requirements unique to international customers.

[PHOTO OF BIG BEN IN LONDON]

Big Ben, Parliament and River Thames, London

                                     SIXTEEN

   Market for the Registrant's Common Stock and
   Related Stockholder Matters

     The Company's Common Stock has been traded on the Nasdaq National Market (Nasdaq) under the symbol "ADTN" since the Company's initial public offering of Common Stock in August 1994. Prior to the initial public offering, there was no established trading market for the Company's Common Stock. As of January 31, 1997, the Company had 561 shareholders of record and approximately 10,500 beneficial owners of shares held in street name. The following table shows the high and low closing sale prices per share for the Common Stock as reported by Nasdaq for the periods indicated:

        Fiscal 1995               High               Low

        First Quarter             $30-3/8            $20
        Second Quarter            $37-3/4            $26-7/8
        Third Quarter             $38-1/4            $30
        Fourth Quarter            $55-1/2            $33-1/4

        Fiscal 1996               High               Low

        First Quarter             $54-3/4            $26-1/2
        Second Quarter            $73-1/2            $45
        Third Quarter             $75-1/4            $47-1/2
        Fourth Quarter            $52-1/4            $33-1/2

     The prices per share for the common stock give retroactive effect to the 2-for-1 stock split effective May 12, 1995.

     The Company has operated with a policy of retaining earnings, presently intends to retain all future earnings for use in the development of its business and does not anticipate paying any cash dividends in the foreseeable future.

     The following selected financial data concerning the Company for and as of the end of each of the years in the five year period ended December 31, 1996 are derived from the financial statements of the Company, which financial statements have been audited by Coopers & Lybrand L.L.P., independent accountants. The selected financial data are qualified in their entirety by the more detailed information and financial statements, including the notes thereto, included elsewhere in this report. The financial statements of the Company as of December 31, 1995 and 1996 and for each of the years in the three year period ended December 31, 1996, and the report of Coopers & Lybrand L.L.P. thereon, are included elsewhere in this report.

Selected Financial Data


Year Ended December 31,
(in thousands, except
per share data)             1992     1993    1994     1995      1996

Income Statement Data:
Sales:
  Telco(1)                $36,849  $42,795 $64,830  $105,400  $150,310
  OEM(1)                   16,428   19,841  33,568    24,739    30,288
  CPE(1)                    3,765    9,775  25,042    51,339    69,523
----------------------------------------------------------------------
  Total sales              57,042   72,411 123,440   181,478   250,121
Cost of sales              27,694   36,769  63,187    93,007   129,953
----------------------------------------------------------------------
  Gross profit             29,348   35,642  60,253    88,471   120,168
Selling, general and
   administrative
   expenses                 8,472   11,898  17,347    27,260    34,308
Research and development
   expenses                 7,188   10,033  13,774    19,131    24,647
----------------------------------------------------------------------
  Operating income         13,688   13,711  29,132    42,080    61,213
Interest income                25        7     440     3,205     2,542
Interest expense              (82)    (424)   (448)   (1,105)     (895)
Other income (expense)        102      (13)    (25)      111       642
----------------------------------------------------------------------
  Income before income
    taxes(2)               13,733   13,281  29,099    44,291    63,502
Provision for income
    taxes(2)                    0        0   6,288    14,833    23,682
----------------------------------------------------------------------
  Historical net income(2) 13,733   13,281  22,811    29,458    39,820
Pro forma provision for
  income taxes(2)           5,041    4,825   4,202
----------------------------------------------------------------------
  Pro forma net income(2)   8,692    8,456  18,609    29,458    39,820
----------------------------------------------------------------------
Pro forma net income per
  share(2)(3)                 .25      .25     .52       .75      1.01
----------------------------------------------------------------------
Weighted average shares
 outstanding(3)            34,124   34,061  36,132    39,290    39,566
----------------------------------------------------------------------
S corporation
 distributions(2)         $ 8,063  $ 5,494 $ 5,483
----------------------------------------------------------------------

At December 31,
(in thousands except
 per share data)            1992     1993    1994     1995      1996

Balance Sheet Data:
Working capital           $13,315  $19,795 $66,368   122,466  $140,510
Total assets               31,947   46,304  94,347   165,767   210,207
Total debt                  6,500   10,100       0    20,000    20,000
Stockholders' equity       21,974   29,757  85,233   130,743   172,879


(1) Represents sales of the Company's Telco, OEM and CPE products. These amounts are not derived from the Company's audited financial statements.
(2) Effective July 1, 1994, the Company converted from an S corporation to a C corporation for income tax purposes. As an S corporation, the Company was not subject to income taxes but paid quarterly cash distributions to fund the income tax liabilities passed through to the stockholders. The Company also paid a cash distribution of $3,121,816 to its stockholders in December 1992 in an amount approximately equal to their original investment in the Company's Common Stock. As a C corporation, the Company is subject to income taxes at corporate tax rates. The pro forma income statement data herein presents the provision for income taxes, net income and netincome per share as if the Company had been subjec t to corporate income taxes for all periods presented.
(3) Reflects a 3-for-2 split of the Company's Common Stock which was effected on August 1, 1994, and a 2 for-1 split of the Common Stock which was effected on May 12, 1995. Also assumes exercise of dilutive stock options calculated under the treasury stock method. See Notes 1 and 10 of Notes to Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

  The Company designs, develops, manufactures, markets and services a broad range of high speed digital transmission products utilized by Telcos and corporate end-users to implement advanced digital data services over existing telephone networks. The Company currently sells its products to Telcos (including all of the RBOCs), OEMs and, since 1991, private end-users in the CPE market.

  The Company's sales have increased in each year due primarily to increases in the number of units sold to both new and existing customers. These annual sales increases reflect the Company's strategy of increasing unit volume and market share through the introduction of succeeding generations of products having lower selling prices and increased functionality as compared both to the prior generation of a product and to the products of competitors. An important part of the Company's strategy is to engineer the reduction of the product cost of each succeeding product generation and then to lower the product's price based on the cost savings achieved. As a part of this strategy, the Company seeks in most instances to be a low cost, high quality provider of products in its markets. The Company's success to date is attributable in large measure to its ability to initially design its products with a view to their subsequent re-design, allowing efficient enhancements of the product in each succeeding product generation. This strategy has enabled the Company to sell succeeding generations of products to existing customers as well as to increase its market share by selling these enhanced products to new customers.

  While the Company has experienced increased sales in each year, the Company's operating results have fluctuated on a quarterly basis in the past, and operating results may vary significantly in future periods due to a number of factors. The Company operates with very little order backlog. A substantial majority of its sales in each quarter results from orders booked in that quarter and firm purchase orders released in that quarter by customers under agreements containing nonbinding purchase commitments. Furthermore, most Telcos typically require prompt delivery of products; this results in a limited backlog of orders for these products and requires the Company to maintain sufficient inventory levels to satisfy anticipated customer demand. If near term demand for the Company's products declines or if significant potential sales in any quarter do not occur as anticipated, the Company's financial results will be adversely affected. The Company currently does not undertake any foreign exchange risks, as all transactions with foreign vendors or customers are conducted in currency of the United States. Operating expenses are relatively fixed in the short term; therefore, a shortfall in quarterly revenues could impact the Company's financial results significantly in a given quarter. Further, maintaining sufficient inventory levels to assure prompt delivery of the Company's products increases the amount of inventory which may become obsolete and increases the risk that the obsolescence of such inventory may have an adverse effect on the Company's business and operating results. The Company's operating results may also fluctuate as a result of a number of other factors, including increased competition, customer order patterns, changes in product mix, product warranty returns and announcements of new products by the Company or its competitors. Accordingly, the Company's historical financial performance is not necessarily a meaningful indicator of future results, and, in general, management expects that the Company's financial results may vary from period to period. See Note 13 of Notes to Financial Statements.

  On August 16, 1994, the Company completed an initial public offering of Common Stock, receiving net proceeds (after deduction of underwriting discounts and other offering expenses) of $37,867,963 from the sale of 2,300,000 shares of Common Stock (on a pre-split basis). The Company used the offering proceeds to repay the full amount of principal and interest owed on certain revenue bonds issued to construct and equip the Company's headquarters and manufacturing facility in Huntsville, Alabama and to repay all amounts outstanding under its bank line of credit and for general working capital purposes. On June 29, 1995, the Company and certain stockholders of the Company (the "Selling Stockholders") sold a total of 3,125,100 shares of Common Stock to the public. Of the 3,125,100 shares offered, 500,000 shares were offered by the Company and 2,625,100 shares were offered by the Selling Stockholders. The Company received net proceeds (after deduction of underwriting discounts and other offering expenses) of $15,705,362 from the sale of 500,000 shares of Common Stock at the public offering price of $33 per share. The Company did not receive any of the proceeds from the sale of shares by the Selling Stockholders. The Company has used and expects to continue to use the proceeds of the public offerings for working capital and other general corporate purposes, including product development activities to enhance its existing products and develop new products and expansion of sales and marketing activities.

  The Company operated as an S corporation for tax purposes through June 30, 1994. Effective July 1, 1994, the Company converted from an S corporation to a C corporation and became subject to corporate income taxes. The Company intends to retain all earnings for use in the development of its business and does not anticipate paying any cash dividends in the foreseeable future.


Results of Operations

  The following table presents selected financial information derived from the Company's statements of income expressed as a percentage of sales for the years indicated.

Years Ended December 31

Percentage of Sales                1994      1995        1996

Sales:
   Telco                           52.5%     58.1%       60.1%
   CPE                             20.3      28.3        27.8
   OEM                             27.2      13.6        12.1
-----------------------------------------------------------------------
     Total sales                  100.0     100.0       100.0
Cost of sales                      51.2      51.3        51.9
  -----------------------------------------------------------------------
     Gross profit                  48.8      48.7        48.1
Selling, general and
 administrative expenses           14.0      15.0        13.7
Research and development
 expenses                          11.2      10.5         9.9
-----------------------------------------------------------------------
   Operating income                23.6      23.2        24.5
Interest income                     0.4       1.8         1.0
Interest expense                   (0.4)     (0.6)       (0.4)
Other income (expense)              0.0       0.0         0.3
-----------------------------------------------------------------------
Income before provision
 for income taxes                  23.6       24.4       25.4
Provision for income taxes
 (pro forma prior to
 July 1, 1994) (1)                  8.5        8.2        9.5
-----------------------------------------------------------------------
Net income (pro forma prior
 to July 1, 1994)(1)               15.1%      16.2%      15.9%


(1)Prior to July 1, 1994, the Company was an S corporation for income tax purposes and passed its taxattributes through to its stockholders. Effective July 1, 1994, the Company converted from an S corporation to a C corporation and therefore became subject to corporate income taxes for the third and fourth quarters of 1994. The indicated amounts in the table reflect, for periods prior to July 1, 1994, the unaudited pro forma effects of income taxes on the Company's operations as if the Company had been subject to corporateincome taxes prior to July 1, 1994.

1996 Compared to 1995

Sales

  The Company's sales increased 37.8% from $181,478,065 in 1995 to $250,120,836 in 1996. The increased sales resulted primarily from increased sales volume to existing customers and from increased market penetration. Sales to Telcos increased 42.6% from $105,399,953 in 1995 to $150,310,111 in 1996 due primarily to increased sales of Integrated Services Digital Network (ISDN) products and increased sales of High bit-rate Digital Subscriber Line (HDSL) products. Unit sales volume for Telco products increased by 52.7% from 1995 to 1996. Telco sales as a percentage of total sales increased from 58.1% in 1995 to 60.1% in 1996 primarily as a result of increased sales volume of ISDN and HDSL products during the 1996 period. Sales of CPE products increased 35.4% from $51,338,868 in 1995 to $69,523,067 in 1996. The increase in sales of CPE products is attributable to increased demand for ISDN products and T1 Service Unit (TSU) products. OEM sales increased 22.4% from $24,739,244 in 1995 to $30,287,658 in 1996. This increase was due to new contracts for customer funded modifications of standard DDS, ISDN and HDSL designs. OEM products are generally customized versions of the Company's Telco and CPE products. The financial effect of the increase in overall unit volume was offset somewhat by lower unit selling prices for many of the Company's products.

Cost of Sales

  Cost of sales increased 39.7% from $93,006,672 in 1995 to $129,953,371 in
1996, primarily as a result of the increase in sales. As a percentage of sales, cost of sales increased from 51.3% in 1995 to 51.9% in 1996. An important part of the Company's strategy is to reduce the product cost of each succeeding product generation and then to lower the product's price based on the cost savings achieved. This sometimes results in variations in the Company's gross profit margin due to timing differences between the lowering of product selling prices and the full recognition of cost reductions. In view of the rapid pace of new product introductions by the Company, this strategy may result in variations in gross profit margins that, for any particular financial period, can be difficult to predict.

Provision for Losses On Inventory

  A provision for losses on inventory of $3,862,396 in 1996 was comprised primarily of assorted assembled products and assorted raw material. The provision for inventory losses as a percentage of sales decreased from 1.6% in 1995 to 1.5% in 1996. The Company decreased its inventory levels in 1996 due to overall manufacturing efficiencies associated with production of the Company's products. The reduction in inventory was accomplished without any interruption in prompt delivery of the Company's products to its customers. Obsolescence of assembled products generally was caused by technological changes driven by an effort to provide total customer satisfaction.

Selling, General and Administrative Expenses

  Selling, general and administrative expenses increased 25.9% from $27,259,610 in 1995 to $34,308,436 in 1996 due to additional sales and support expenditures necessary as a result of the Company's expanded sales base. However, the larger sales base caused selling, general and administrative expenses as a percentage of sales to decrease from 15.0% in 1995 to 13.7% in 1996.

Research and Development Expenses

  Research and development expenses increased 28.8% from $19,131,457 in 1995 to $24,647,425 in 1996. This increase was due to increased engineering costs associated with new product introductions and product cost and feature enhancement activities. As a percentage of sales, however, research and development expenses declined from 10.5% in 1995 to 9.9% in 1996. The Company continually evaluates new product opportunities and engages in intensive research and product development efforts. To date, the Company has expensed all product research and development costs as incurred. Additionally, the Company also frequently invests heavily in up-front market development efforts prior to the actual commencement of sales of a major new product. As a result, the Company may incur significant research and development expenses and selling, general and administrative expenses prior to the receipt of revenues from a major new product group. The Company is presently incurring both research and development expenses and selling, general and administrative expenses in connection with its new products and its expansion into international markets.

Interest Expense

  Interest expense decreased 19.0% from $1,105,156 in 1995 to $894,657 in 1996. This decrease was due to capitalization of the interest cost as a part of the cost of acquiring certain assets. The Company currently pays interest on $20,000,000 of revenue bond proceeds loaned to the Company in January 1995, which proceeds are being used to expand the Company's facilities in Huntsville, Alabama. See "Liquidity and Capital Resources."

Net Income

  As a result of the above factors, net income increased 35.2% from $29,457,727 in 1995 to $39,819,904 in 1996. As a percentage of sales, net income decreased from 16.2% in 1995 to 15.9% in 1996.


1995 Compared to 1994

Sales

  The Company's sales increased 47.0% from $123,440,202 in 1994 to $181,478,065 in 1995. The increased sales resulted primarily from increased sales volume to existing customers and from increased market penetration. Sales to Telcos increased 62.6% from $64,829,910 in 1994 to $105,399,953 in 1995, due primarily to increased sales of ISDN products and increased sales of HDSL products. Unit sales volume for Telco products increased by 44.3% from 1994 to 1995. Telco sales as a percentage of total sales increased from 52.5% in 1994 to 58.1% in 1995, primarily as a result of increased sales volume of ISDN and HDSL products during the 1995 period. Sales of CPE products increased 105.0% from $25,042,299 in 1994 to $51,338,868 in 1995. The increase in sales of CPE products was attributed to increased demand for DDS, ISDN and TSU products. OEM sales decreased 26.3% from $33,567,993 in 1994 to $24,739,244 in 1995. This decrease was attributable primarily to reduced demand related to mature programs combined with the low volume normally encountered on new programs. In addition, the Company converted numerous products originally developed under OEM contract status to ADTRAN standard product status. This conversion was accomplished with permission from the OEM contract holders and was done to allow ADTRAN to pursue markets directly that will no longer support a two tier distribution structure. The financial effect of the increase in overall unit volume was offset somewhat by lower unit selling prices for many of the Company's products.

Cost of Sales

  Cost of sales increased 47.2% from $63,187,366 in 1994 to $93,006,672 in 1995, primarily as a result of the increase in sales. As a percentage of sales, cost of sales increased only slightly from 51.2% in 1994 to 51.3% in 1995 as the Company continued to maintain manufacturing efficiencies associated with higher unit volume sales.

Provision for  Losses On Inventory

  A provision for losses on inventory of $2,887,877 in 1995 was comprised primarily of assorted assembled products and assorted raw material. The provision for inventory losses as a percentage of sales remained the same at 1.6% in 1994 and 1995. The Company increased its inventory levels in 1995 to assure prompt delivery of the Company's products, which in turn increased the amount of inventory which could become obsolete.

Selling, General and Administrative Expenses

  Selling, general and administrative expenses increased 57.1% from $17,346,759 in 1994 to $27,259,610 in 1995 due to additional sales and support expenditures necessary as a result of the Company's expanded sales base. Selling, general and administrative expenses as a percentage of sales increased from 14.0% in 1994 to 15.0% in 1995. The increase resulted primarily from increased dollar amounts of these expenses associated with the ongoing introduction of HDSL products, increased distribution activities associated with the CPE market, and general expansion into international markets.

Research and Development Expenses

  Research and development expenses increased 38.9% from $13,774,038 in 1994 to $19,131,457 in 1995. This increase was due to increased engineering costs associated with new product introductions and product cost and feature enhancement activities. As a percentage of sales, however, research and development expenses declined from 11.2% in 1994 to 10.5% in 1995 due to the increased sales in 1995. The Company continually evaluates new product opportunities and engages in intensive research and product development efforts.

Interest Expense

  Interest expense increased 146.9% from $447,547 in 1994 to $1,105,156 in 1995. This increase was the result of interest paid on $20,000,000 of revenue bond proceeds loaned to the Company in January 1995, which proceeds are being used to finance the expansion of the Company's facilities in Huntsville, Alabama. See "Liquidity and Capital Resources."

Provision for Income Taxes

  The Company operated through June 30, 1994 as an S corporation under Subchapter S of the Internal Revenue Code and comparable state tax laws. The Company therefore was not subject to corporate income taxes, and its tax liabilities instead were passed through to its stockholders for all periods through June 30, 1994. Effective July 1, 1994, the Company converted from an S corporation to a C corporation for income tax purposes and therefore became subject to corporate income taxes for the third and fourth quarters of 1994. The Company's statements of income set forth elsewhere in this report include, for periods prior to July 1, 1994, a presentation of the pro forma effects of income taxes on the Company's operations as if the Company had been subject to corporate income taxes prior to July 1, 1994.

Net Income

  As a result of the above factors, net income increased 58.3% from $18,608,605 in 1994 to $29,457,727 in 1995. As a percentage of sales, net income increased from 15.1% in 1994 to 16.2% in 1995.

--------------------------------------------------------------------------------

Liquidity and Capital Resources

  The Company's only long-term debt outstanding as of December 31, 1996 consisted of a loan in the amount of $20,000,000 related to the expansion of the Company's facilities in Huntsville, Alabama. The Company is continuing a project to expand its facilities in Huntsville in several phases over the next three years at a cost of approximately $131,000,000, of which $36,255,906 has been incurred at December 31, 1996. The debt associated with fifty million dollars of the project has been approved for participation in an incentive program offered by the Alabama State Industrial Development Authority (the "Authority"). That program enables participating companies such as the Company to generate Alabama corporate income tax credits that can be used to reduce the amount of Alabama corporate income taxes that would otherwise be paid. In January 1995, the Authority issued $20,000,000 of its taxable revenue bonds pursuant to such program and loaned the proceeds from the sale of the bonds to the Company. The bonds were originally purchased by AmSouth Bank of Alabama, Birmingham, Alabama (the "Bank") and bear interest, payable monthly, at the rate of 87.5 basis points over the 30 day London inter-bank offered rate and mature on January 1, 2020. First Union National Bank of Tennessee, Nashville, Tennessee (the "Bondholder") has agreed to purchase the Original Bond from AmSouth and to make further advances to the Authority with the total amount not to exceed $50,000,000. Upon approval by the Authority, an Amended and Restated Taxable Revenue Bond (Adtran, Inc. Project) Series 1995 will be issued and the Original Financing Agreement will be amended. The Company anticipates that the Amended and Restated Bond and associated documents will be completed during the second quarter of 1997. The Amended and Restated Bond will bear interest, payable monthly, at the rate of 45 basis points over the money market rate of the Bondholder and will mature on January 1, 2020. The Company has agreed to make payments to the Authority in amounts necessary to pay the principal of and interest on the Amended and Restated Bond. Construction on the project began in March 1995 and certain phases were completed by December 31, 1996.

  The Company's working capital position improved from $122,465,725 as of December 31, 1995 to $140,509,802 in 1996. This improvement in the Company's working capital position was due primarily to increased earnings. The Company has used, and expects to continue to use, the remaining proceeds of its earlier public offerings for working capital and other general corporate purposes, including (i) product development activities to enhance its existing products and develop new products and (ii) expansion of sales and marketing activities. Inventory decreased 9.3% for the twelve months ended December 31, 1996 due to overall efficiencies in manufacturing operations.

  Capital expenditures totaling $12,790,517 in 1995 and $29,661,438 in 1996 were used to expand the Company's headquarters and to purchase equipment.

  At December 31, 1996, the Company's cash on hand of $44,839,131, short-term investments of $32,555,930 and $10,000,000 available under a bank line of credit placed the Company's potential cash availability at $87,395,061. The Company's $10,000,000 bank line of credit bears interest at the rate of 87.5 basis points over the 30 day London inter-bank offered rate and expires in May 1997. The Company anticipates renewing the $10,000,000 bank line of credit upon its expiration.

  The Company intends to finance its operations in the future with cash flow from operations, the remaining net proceeds of its earlier public offerings, amounts available under the bank line of credit, borrowed revenue bond proceeds and possible additional public financings. These available sources of funds are expected to be adequate to meet the Company's operating and capital needs for the foreseeable future.

REPORT OF INDEPENDENT ACCOUNTANTS

To the  Board of Directors and Stockholders
ADTRAN, Inc.

  We have audited the accompanying balance sheets of ADTRAN, Inc. as of December 31, 1995 and 1996, and the related statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADTRAN, Inc. as of December 31, 1995, and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



/s/ Cooper & Lybrand L.L.P.
---------------------------
COOPERS & LYBRAND  L.L.P.
Birmingham, Alabama
January 14, 1997

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING


  The accompanying financial statements and related notes of ADTRAN, Inc. were prepared by management, which has the primary responsibility for the integrity of the financial information therein. The statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances and include amounts which are necessarily based on management's judgment. Financial information presented elsewhere in this report is consistent with that in the financial statements.

  Management maintains a comprehensive system of internal accounting controls and relies on the system to discharge its responsibility for the integrity of the financial statements. This system provides reasonable assurance that corporate assets are safeguarded, and that transactions are recorded in such a manner as to permit the preparation of reliable financial information. Reasonable assurance recognizes that the cost of a system of internal accounting controls should not exceed the related benefits. This system of internal accounting controls is augmented by written policies and procedures and the careful selection and training of qualified personnel. As of December 31, 1996, management was aware of no material weaknesses in the ADTRAN system of internal accounting controls.

  The financial statements have been audited by the Company's independent certified public accountants, whose opinion is expressed above. Their audit was conducted in accordance with generally accepted auditing standards, and as such, they obtained an understanding of the Company's systems of internal accounting controls and conducted such tests and related procedures as they deemed necessary to arrive at an opinion on the fairness of presentation of the financial statements.


/s/ Mark C. Smith                   /s/ John R. Cooper
----------------------              -----------------------
Mark C. Smith                       John R. Cooper
Chairman and CEO                    Vice President and CFO

Balance Sheets


December 31, 1995 and 1996

                                                                          1995                1996
                                                                       -----------        ------------
ASSETS

Current assets:
     Cash and cash equivalents                                        $ 35,027,609        $ 44,839,131
     Short-term investments                                             24,652,689          32,555,930
     Accounts receivable, less allowance for doubtful accounts of
          $544,526 and $872,724 in 1995 and 1996, respectively          29,234,803          33,825,560
     Other receivables                                                     857,303             362,578
     Inventory                                                          44,997,195          40,792,646
     Prepaid expenses                                                      683,594           2,261,338
     Deferred income taxes                                               1,068,861           1,598,750
------------------------------------------------------------------------------------------------------
         Total current assets                                          136,522,054         156,235,933

Property, plant, and equipment, net                                     29,245,252          53,971,213
------------------------------------------------------------------------------------------------------
         Total assets                                                 $165,767,306        $210,207,146
======================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                                 $  9,740,587        $  9,350,266
     Accrued salaries                                                    1,332,141           2,454,194
     Accrued income taxes                                                1,310,841           1,803,706
     Accrued taxes other than income taxes                                 586,150             338,997
     Accrued interest payable                                               74,305              59,594
     Warranty liability                                                    523,027           1,026,156
     Compensated absences                                                  489,278             693,218
------------------------------------------------------------------------------------------------------
         Total current liabilities                                      14,056,329          15,726,131

Bonds payable                                                           20,000,000          20,000,000
Deferred income taxes                                                      967,666           1,602,116
------------------------------------------------------------------------------------------------------
         Total liabilities                                              35,023,995          37,328,247
------------------------------------------------------------------------------------------------------

Stockholders' equity:
     Common stock, par value $.01 per share; 60,000,000 shares
           authorized; 37,462,275 shares issued and outstanding
           in 1995; 38,769,514 in 1996                                     374,623             387,695
     Additional paid-in capital                                         89,404,177          90,172,863
     Retained earnings                                                  40,964,511          82,318,341
------------------------------------------------------------------------------------------------------
         Total stockholders' equity                                    130,743,311         172,878,899

         Total liabilities and stockholders' equity                   $165,767,306        $210,207,146
=======================================================================================================

The accompanying notes are an integral part of these financial statements.

Statements of Income

for the years ended December 31, 1994, 1995, and 1996

                                                          1994               1995             1996
Sales                                                $123,440,202       $181,478,065      $250,120,836
Cost of sales                                          63,187,366         93,006,672       129,953,371
------------------------------------------------------------------------------------------------------
         Gross profit                                  60,252,836         88,471,393       120,167,465

Selling, general, and administrative expenses          17,346,759         27,259,610       34,308,436
Research and development expenses                      13,774,038         19,131,457       24,647,425
-----------------------------------------------------------------------------------------------------
         Income from operations                        29,132,039         42,080,326       61,211,604
Other income (expenses):
     Interest income                                      440,151          3,204,902        2,542,417
     Interest expense                                    (447,547)        (1,105,156)        (894,657)
     Other                                                (25,144)           111,219          642,432
-----------------------------------------------------------------------------------------------------
                                                          (32,540)         2,210,965        2,290,192
-----------------------------------------------------------------------------------------------------

Income before income taxes                             29,099,499         44,291,291       63,501,796
Provision for income taxes                              6,288,675         14,833,564       23,681,892
-----------------------------------------------------------------------------------------------------
         Net income (historical)                       22,810,824         29,457,727       39,819,904
-----------------------------------------------------------------------------------------------------
Pro forma provision for income taxes                    4,202,219
-----------------------------------------------------------------------------------------------------
         Net income (pro forma in 1994)              $ 18,608,605       $ 29,457,727      $39,819,904
-----------------------------------------------------------------------------------------------------

Net income per common and common equivalent
     share (pro forma in 1994)                              $0.52              $0.75            $1.01
-----------------------------------------------------------------------------------------------------

Weighted average common and common equivalent
     shares oustanding                                 36,131,940         39,289,507       39,566,090
-----------------------------------------------------------------------------------------------------


  The accompanying notes are an integral part of these financial statements.

                                      28


STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

for the years ended December 31, 1994, 1995, and 1996

                                         Common Stock

                                           Price      Par Value         Additional                                        Total
                             Number Of      Per       ($.01 Per           Paid-In          Retained      Treasury     Stockholders'
                              Shares       Share        Share)            Capital          Earnings       Stock          Equity
BALANCE, DECEMBER 31, 1993  15,663,690                $156,637         $ 2,919,559       $27,091,267     $(410,000)    $ 29,757,463

Purchase of treasury stock:
  750 shares                              $6.67                                                             (5,000)          (5,000)
Stock options exercised
  through issuance of
  treasury stock:
  60,000 shares                           $0.11                           (393,332)                        400,000            6,668
  2,250 shares                            $3.00                             (8,250)                         15,000            6,750
Stock options exercised
  through issuance of
  common stock:
  Various prices per
  share                        109,908                   1,099             125,270                                          126,369
Transfer in connection
  with conversion from
  an S corporation to
  a C Corporation
  (see Note 7)                                                          33,057,603       (33,057,603)
Issuance of common stock
  through initial public
  offering, net of
  offering costs             2,300,000   $16.46         23,000          37,844,963                                       37,867,963
Income tax benefit from
  exercise of
  nonqualified stock
  options                                                                                    145,763                        145,763
Distribution to
  stockholders                                                                            (5,483,467)                    (5,483,467)
Net income                                                                                22,810,824                     22,810,824
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1994  18,073,598                 180,736          73,545,813        11,506,784             0       85,233,333

Stock options exercised
  through issuance of
  common stock:
  Various prices per
  share                        460,619                   4,606             342,283                                          346,889
Issuance of common
  stock in June 1995
  through a public
  offering of shares,
  net of offering costs        500,000   $31.41          5,000          15,700,362                                       15,705,362
Issuance of shares to
  effect stock split.
  (see Note 8)              18,428,058                 184,281            (184,281)
Net income                                                                                29,457,727                     29,457,727
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1995  37,462,275                 374,623          89,404,177        40,964,511             0      130,743,311

Stock options exercised
  through issuance of
  common stock:
  Various prices per
  share                      1,307,239                  13,072             768,686                                          781,758
Income tax benefit from
  exercise of nonqualified
  stock options                                                                            1,533,926                      1,533,926
Net income                                                                                38,819,904                     39,819,904
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1996  38,769,514                $387,695         $90,172,863       $82,318,341     $       0     $172,878,899
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral pert of these financial statements.

Statements of Cash Flows

for the years ended December 31, 1994, 1995, and 1996


                                                                         1994              1995             1996
Cash flows from operating activities:
     Net income                                                      $ 22,810,824      $ 29,457,727     $ 39,819,904
     Adjustments to reconcile net income to net
        cash provided by operating activities:
     Depreciation                                                       2,252,549         3,052,798        4,890,303
     Provision for losses on accounts receivable                          300,000           172,621          430,637
     Provision for losses on inventory                                  2,013,201         2,887,877        3,862,396
     Provision for warranty claims                                        639,081           776,908        2,110,614
     Loss on sale of property, plant, and equipment                        82,644             8,842           40,572
     Loss on sale of short-term investments classified
          as available-for-sale                                                             169,766          405,789
     Change in operating assets:
          Accounts receivable                                          (5,852,356)      (11,384,955)      (5,021,394)
          Inventory                                                   (13,939,944)      (20,360,721)         342,153
          Other current assets                                         (1,149,441)         (302,634)        (978,458)
     Change in operating liabilities:
          Accounts payable                                              1,292,104         3,245,924         (390,321)
          Other liabilities                                                71,177         1,584,749          (50,491)
------------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                      8,519,839         9,308,902       45,461,704
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Expenditures for property, plant, and equipment                   (4,051,716)      (12,790,517)     (29,661,438)
     Proceeds from the disposition of
          property, plant, and equipment                                   70,233            14,250            4,602
     Purchase of short-term investments
          classified as available-for-sale                             (8,500,000)      (16,322,455)      (8,309,030)
------------------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                        (12,481,483)      (29,098,722)     (37,965,866)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Change in borrowings under line of credit                         (1,100,000)
     Proceeds from capital lease obligation                             1,000,000
     Payment of capital lease obligation                              (10,000,000)
     Proceeds from bond issuance                                                         20,000,000
     Proceeds from public offering, net of expenditures                37,867,963        15,705,362
     Proceeds from issuance of common stock                               139,787           346,889          781,758
     Income tax benefit from exercise of
          nonqualified stock options                                      145,763                          1,533,926
     Purchase of treasury stock                                            (5,000)
     Distribution to stockholders                                      (5,483,467)
------------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities                     22,565,046        36,052,251        2,315,684
------------------------------------------------------------------------------------------------------------------------------------
         Net increase in cash and cash equivalents                     18,603,402        16,262,431        9,811,522
Cash and cash equivalents, beginning of year                              161,776        18,765,178       35,027,609
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                               $ 18,765,178      $ 35,027,609     $ 44,839,131

Supplemental disclosure of cash flow information:
     Cash paid during the year for interest, net of
          capitalized interest of $235,928 in 1995
           and $393,096 in 1996                                      $    479,415      $  1,030,851     $    909,368
     Cash paid during the year for income taxes                      $  6,824,070      $ 13,033,140     $ 22,151,925


  The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies
   ADTRAN, Inc. (the "Company") designs, develops, manufactures, markets, and services a broad range of high-speed digital transmission products utilized by telephone companies ("Telcos") and corporate end-users to implement advanced digital data services over existing telephone networks. The Company also customizes many of its products for private label distribution and for original equipment manufacturers to incorporate into their own products. Most of the Company's Telco and customer premises equipment products are connected to the local loop, which is the large existing infrastructure of the telephone network, predominantly consisting of copper wireline, which connects end-users to a Telco's central office. The central office is the Telco facility that provides local switching and distribution functions. The balance of the Company's products are used in the Telcos' central offices.

Cash and Cash Equivalents
   Cash and cash equivalents represent demand deposits, money market accounts, and short-term investments classified as held-to-maturity (see Note 2) with original maturities of three months or less.

Financial Instruments
   The carrying amount reported in the balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for the bonds payable approximates fair value because the underlying instruments are at variable rates that reprice frequently.

   Short-term investments represent remarketed preferred stocks and municipal bonds classified as available-for-sale securities under the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, (SFAS 115), which the Company adopted effective January 1, 1994. SFAS 115 requires that these investments be classified as either held-to-maturity, trading, or available-for-sale securities. Remarketed Preferred Stocks are designed to be marketed as money market instruments. These instruments' interest rates reset on a short-term basis to maintain the price of the instruments at par. These instruments may be redeemed on the date the interest rate resets. The fair value of short-term investments is estimated based on quoted market prices (see Note 2). Realized gains or losses are computed under the specific identification method.

Inventory
   Inventory is carried at the lower of cost or market, with cost being determined using the first-in, first-out method.

Property, Plant, and Equipment
   Property, plant, and equipment, which is stated at cost, is depreciated using methods which approximate straight-line depreciation over the estimated useful lives of the assets. Expenditures for repairs and maintenance are charged to expense as incurred; betterments which materially prolong the lives of the assets are capitalized. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts and the gain or loss on such disposition is included in income.

Long-Lived Assets
   The Company recognizes impairment losses on long lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying values. There were no such losses recognized during 1994, 1995, and 1996.

Research and Development Costs
   Research and development costs are expensed as incurred.

Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
   Effective July 1, 1994, concurrent with the Company's conversion from an S corporation to a C corporation for income tax purposes (see Note 7), the Company adopted the asset and liability method of accounting for income taxes. This method requires the establishment of deferred tax liabilities and assets, as measured by enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. The adoption of the asset and liability method did not have a material impact on the financial statements.

Net Income Per Share
   Net income per common and common equivalent share (pro forma) is based on the weighted average number of shares of common stock outstanding during each period and the assumed exercise of dilutive stock options (less the number of treasury shares assumed to be purchased from the proceeds using the market price of the Company's common stock).

Reclassifications
   Certain reclassifications have been made to the 1994 and 1995 financial statements and related footnotes to conform with the 1996 presentation. These reclassifications had no impact on retained earnings or net income.

2. Investments

   At December 31, 1995 and 1996, the Company held the following securities as available-for-sale or held-to-maturity recorded at amortized cost which approximates fair value:


1995
Short term investments, available-for-sale:
    Municipal Bonds                                  $24,652,689
----------------------------------------------------------------

Cash equivalents, held-to-maturity:
    General Motors Acceptance, zero coupon bonds
      mature January 17, 1996                        $ 4,986,731
    Ford Motor Credit, zero coupon bonds,
      mature January 17, 1996                          4,986,731
    Chevron Oil Company, zero coupon bonds,
      mature January 18, 1996                          4,986,000
    General Electric Credit, zero coupon bonds,
      mature January 18, 1996                          4,986,000
                                                     $19,945,462
----------------------------------------------------------------

1996
Short-term investments, available-for-sale:
    Municipal Bonds                                  $10,055,930
    Remarketed preferred stocks:
       GE Capital preferred asset
         corporation A series A                        5,000,000
       Merrill Lynch preferred series G                5,000,000
       Muniyield Fund Auction preferred series A       5,000,000
       VKM Investment Grade Municipal Trust
         preferred                                     5,000,000
       Nuveen Premium preferred series A               2,500,000
----------------------------------------------------------------
                                                     $32,555,930
================================================================

Cash equivalents, held-to-maturity:
    Triple A One Plus, zero coupon bonds
     mature January 10, 1997                         $ 4,992,889
    Receivables Capital, zero coupon bonds,
     mature January 10, 1997                           4,992,889
    Barton Corporation, zero coupon bonds,
     mature January 15, 1997                           4,989,248
    Three Rivers Funding, zero coupon bonds,
     mature January 16, 1997                           4,988,533
                                                     $19,963,559
================================================================


3.  Inventory

    At December 31, 1995 and 1996, inventory consisted of the following:



                                       1995             1996
Raw materials                      $27,390,750       $24,454,251
Work in process                      4,428,437         2,963,220
Finished goods                      13,178,008        13,375,175
----------------------------------------------------------------
                                   $44,997,195       $40,792,646
================================================================

4.  Property, Plant, and Equipment

   Property, plant, and equipment comprised the following at December 31, 1995 and 1996:


                                       1995             1996
Land                               $ 2,149,469      $  4,263,104
Building                            12,642,588        26,230,470
Construction in progress             3,511,987         2,021,525
Land improvements                    2,995,292         7,177,261
Office machinery and
 equipment                           4,594,880         8,338,789
Engineering machinery
 and equipment                      12,228,540        19,577,071
----------------------------------------------------------------
                                    38,122,756        67,608,220
Less accumulated
 depreciation                       (8,877,504)      (13,637,007)
----------------------------------------------------------------
                                   $29,245,252      $ 53,971,213
================================================================

5.  Line of Credit
    The Company has a $10,000,000 line of credit at a bank, which bears interest at the rate of 87.5 basis points over the 30 day London inter-bank offered rate. At December 31, 1996, the Company had no borrowings against this line. The line of credit expires on May 1, 1997.


6.  Alabama State Industrial Development Authority Financing
    In contemplation of an expansion of its Huntsville, Alabama facility, the Company was approved for participation in an incentive program offered by the State of Alabama Industrial Development Authority (the "Authority"). Pursuant to such program, on January 13, 1995, the Authority issued $20 million of its taxable revenue bonds pursuant to such program and loaned the proceeds from the sale of the bonds to the Company. The bonds were originally purchased by AmSouth Bank of Alabama, Birmingham, Alabama (the "Bank"), and bear interest, payable monthly, at the rate of 87.5 basis points over the 30 day London inter-bank offered rate and mature on January 1, 2020. First Union National Bank of Tennessee, Nashville, Tennessee (the "Bondholder") has agreed to purchase the original bond from the Bank and to make further advances to the Authority with the total amount not to exceed $50,000,000. Upon approval by the Authority, an Amended and Restated Taxable Revenue Bond (Adtran, Inc. Project) Series 1995 will be issued and the original financing agreement will be amended. The Company anticipates that the Amended and Restated Bond and associated documents will be completed during the second quarter of 1997. The Amended and Restated Bond will bear interest, payable monthly, at the rate of 45 basis points over the money market rate of the Bondholder and will mature on January 1, 2020. The Company has agreed to make payments to the Authority in amounts necessary to pay the principal of and interest on the Amended and Restated Bond. Construction on the project began in March 1995 and certain phases were completed by December 31, 1996.

7.  Income Taxes

    Effective July 1, 1994, the Company converted from an S corporation to a C corporation for income tax purposes and therefore is subject to corporate income taxes. The 1994 statement of income includes a presentation of the pro forma effects of income taxes on the Company's operations as if the Company had been subject to corporate income taxes prior to July 1, 1994. As of July 1, 1994, deferred income tax assets and liabilities were recorded to reflect differences between the bases of the Company's assets and liabilities for financial reporting and income tax purposes.

    The 1994 financial statements reflect the transfer of the Company's retained earnings as an S corporation to additional paid-in-capital in connection with the July 1, 1994 conversion to a C corporation. This transfer reflects the assumption of a constructive distribution to the prior S corporation stockholders followed by an assumed contribution to the paid-in capital of the Company.

    A summary of the components of the historical and pro forma tax provisions as of December 31 is as follows:

                              1994       1995         1996
Historical:
     Current:
        Federal            $5,626,413  $13,896,982  $21,329,522
        State                 621,542      968,492    2,247,809
-----------------------------------------------------------------------
          Total Current     6,247,955   14,865,474   23,577,331
     Deferred                  40,720      (31,910)     104,561
-----------------------------------------------------------------------

Historical provision
  for income taxes for
  period after June 30,
  1994                      6,288,675   14,833,564   23,681,892
Pro forma provision for
  income taxes for period
  prior to July 1, 1994     4,202,219
-----------------------------------------------------------------------
Total provision
  for income taxes        $10,490,894  $14,833,564  $23,681,892
=======================================================================




  The provision for income taxes differs from the amounts computed by applying the federal statutory rate due to the following:

                                     1994          1995           1996

Tax provision computed
 at the federal statutory
 rate (34% in 1994, 35%
 in 1995  and 1996)             $ 9,893,830    $15,501,952    $22,225,629
State income tax provision,
 net of federal benefit             758,212        629,520      1,461,076
Federal research credits           (329,774)      (815,408)      (151,500)
Permanent differences and
 other                              168,626       (482,500)       146,687
-------------------------------------------------------------------------
                                $10,490,894    $14,833,564    $23,681,892
=========================================================================

  Temporary differences which create deferred tax assets and liabilities at December 31, 1995 and 1996 are detailed below.

                                  1995                         1996

                           Current    Noncurrent       Current      Noncurrent
Property, plant
 and equipment                        ($967,666)                   ($1,602,116)
Accounts receivable       $201,257                     $341,584
Inventory                  493,456                      584,204
Accruals                   374,148                      672,962
------------------------------------------------------------------------------
Deferred tax asset
 (liability)            $1,068,861    ($967,666)     $1,598,750    ($1,602,116)
==============================================================================

  No valuation allowance is deemed necessary by management as the realization of recorded deferred tax assets is considered more likely than not.


8.  Stock Split

    On April 20, 1995, the stockholders approved the board of directors' recommendation to increase authorized common stock from 30 million shares to 60 million shares, par value $.01.

    Following approval by the board of directors, the Company declared a 2 for 1 stock split, payable on May 12, 1995, to stockholders of record on April 27, 1995. All common stock information included in the financial statements, except in the statements of changes in stockholders' equity, give retroactive effect to this stock split.


9.  Operating Leases

    The company leases office space and equipment under operating leases. As of December 31, 1996, minimum rental payments under the noncancelable operating leases are approximately as follows:

1997                                                     $540,000
1998                                                      387,000
1999                                                      271,000
2000                                                       92,500
-----------------------------------------------------------------------
                                                       $1,290,500
=======================================================================

    Rental expense was approximately $464,000, $447,000 and $851,000 in 1994, 1995 and 1996, respectively.


10. EMPLOYEE INCENTIVE STOCK OPTION PLAN and DIRECTOR'S STOCK OPTION PLAN

1996 Employees Incentive Stock Option Plan
   The Board of Directors of the Company adopted the 1996 Employees Incentive Stock Option Plan (the "1996 Plan") effective February 14, 1996, under which 488,100 shares of common stock have been reserved as of December 31, 1996 for issuance to certain employees and officers through incentive stock options and nonqualified stock options. At December 31, 1996, there were no shares of common stock issued under the 1996 Plan as initial vesting will not occur until 1997. In addition, the Company currently has options outstanding under its 1986 Employee Incentive Stock Option Plan (the "1986 Plan"), which plan expired on February 14, 1996. Options granted under the 1996 Plan or the 1986 Plan become exercisable after one year of continued employment after the date of grant or pursuant to a five year vesting schedule beginning on the first anniversary of the grant date. Expiration dates of options outstanding under the 1996 Plan and the 1986 Plan at December 31, 1996 range from 1997 to 2007.

Director's Stock Option Plan
  The Board of Directors of the Company adopted a Director's Stock Option Plan effective October 31, 1995 under which 70,000 shares of common stock have been reserved. The Plan is a formula plan to provide options to non-employee directors of the Company. At December 31, 1996, 28,000 options have been granted under the plan. Expiration dates of options outstanding under the Director's Stock Option Plan at December 31, 1996 range from 2005 to 2006.

Pertinent information regarding the Plans is as follows:

                                                           Weighted
                                           Range of         Average
                            Number         Exercise        Exercise        Vesting
                          of Options        Prices           Price         Provisions
Options outstanding,
 December 31, 1993       3,218,640        $ .06 - $3.34    $0.43        100% / year
Options granted             28,250        $3.33 -$12.53    $5.91        100% / year
Options exercised         (344,316)       $ .06 - $1.67    $0.41        100% / year
-------------------------------------------------------------------------------------

Options outstanding
 December 31, 1994       2,902,574        $.06 - $12.53    $0.49        100% / year
Options granted             84,350      $22.50 - $46.25   $34.86        100% / year
Options cancelled           (1,450)              $31.75   $31.75        100% / year
Options exercised         (815,079)       $.06 -  $3.33    $0.43        100% / year
--------------------------------------------------------------------------------------

Options outstanding,
 December 31, 1995       2,170,395        $.06 - $46.25    $1.83        100% / year
Options granted            342,000      $39.75 - $65.75   $63.99         20% / year
Options granted              7,950      $30.50 - $65.75   $44.43        100% / year
Options cancelled           (9,050)      $3.33 - $65.75   $61.78         various
Options exercised       (1,307,239)       $.06 - $31.75    $0.60        100% / year
--------------------------------------------------------------------------------------

Options outstanding,
 December 31, 1996       1,204,056        $.11 - $65.75   $20.38         various
======================================================================================

The following table summarizes information about stock options outstanding at December 31, 1996:

                              Weighted
                              Average      Weighted                    Weighted
  Range of      Number       Remaining      Average       Number      Average
  Exercise     Outstanding   Contractual    Exercise      Exercisable  Exercise
   Prices      12/31/96       Life          Price         12/31/96      Price


 $0.11 - $0.11    251,800       0.45         $0.11         251,800      $0.11
 $0.17 - $0.17    176,000       1.89         $0.17         176,000      $0.17
 $0.50 - $0.50    127,415       2.20         $0.50         127,415      $0.50
 $0.75 - $2.50    170,666       4.08         $1.85         170,666      $1.85
 $3.00 - $3.33     59,525       6.84         $3.31          59,525      $3,31
$12.53 - $12.53     8,000       7.66        $12.53           8,000     $12.53
$22.50 - $46.25    93,150       8.89        $36.44          68,200     $35.60
$56.25 - $56.25     5,000       9.54        $56.25               0      $0.00
$59.50 - $59.50     3,500       9.56        $59.50               0      $0.00
$63.75 - $63.75    22,500       9.65        $63.75               0      $0.00
$65.75 - $65.75   286,500       9.53        $65.75               0      $0.00
--------------------------------------------------------------------------------------
                1,204,056                                  861,606
======================================================================================

  The options above were issued at exercise prices which approximate fair market value at the date of grant. At December 31, 1996, 200,600 shares are available for grant under the plans.

  The Company applies APB Opinion 25 and related Interpretations in accounting for its stock plans. Accordingly, no compensation cost has been recognized related to stock options. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed in SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                  1995            1996
Net income - as reported       $29,457,727    $39,819,904
Net income - pro forma         $28,852,035    $38,018,766
Earnings per share -
 as reported                      $.75           $1.01
Earnings per share -
 pro forma                        $.73           $.96


  The pro forma amounts reflected above are not representative of the effects on reported net income in future years because, in general, the options granted typically do not vest for several years and additional awards are made each year. The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:


                                  1995            1996
Dividend yield                     0%              0%
Expected life (years)              5               5
Expected volatility (range)  49.40% - 52.37%  48.59% - 49.25%
Risk-free interest rate
 (range)                      6.23% - 8.29%    5.86% - 7.12%


11.  Employee Benefit Plan

  In March 1990, the Company adopted an incentive savings plan (the Savings
Plan) for all of its employees. The Savings Plan provides certain employment benefits to all eligible employees and qualifies as a deferred arrangement under
Section 401(k) of the Internal Revenue Code. The Company matches one-third of a participant's contribution, limited to 5% of a participant's income. An employee's interest in the Company's contributions becomes 100% vested at the date participation in the Savings Plan commenced. Charges to operations for the plan amounted to $260,392, $415,791, and $547,072 in 1994, 1995, and 1996,
respectively.


12.  Major Customers

  Sales of the Company's transmission and test equipment to the Regional Bell Operating Companies (RBOCs) amounted to approximately 38%, 40% and 36% of total sales during the years ended December 31, 1994, 1995 and 1996, respectively. At December 31, 1994, 1995 and 1996, respectively, 27%, 36%, and 23% of the accounts receivable balance consisted of amounts due from RBOCs.

13.  Summarized Quarterly Financial Data (Unaudited)

  The following table presents unaudited quarterly operating results for each of the Company's last eight fiscal quarters. This information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the data.

                                      Three Months Ended

(In thousands, except for share amounts)
                 March 31,      June 30,   September 30,  December 31,
                   1995           1995         1995          1995

Net sales         $38,097       $45,462       $48,002     $49,917
Gross profit       18,672        21,723        23,446      24,630
Income from
 operations         9,091        10,423        11,250      11,317
Net income          6,075         7,048         7,770       8,566
Net income per
 common and common
 equivalent share    0.15          0.18          0.20        0.22



                                      Three Months Ended

(In thousands, except for share amounts)
                 March 31,      June 30,   September 30,  December 31,
                   1996           1996         1996          1996

Net sales         $54,544       $63,305       $62,635     $69,637
Gross profit       25,735        29,960        29,419      35,054
Income  from
 operations        12,976        15,802        14,963      17,472
Net Income          8,623        10,340         9,406      11,451
Net income per
 common and common
 equivalent share    0.22          0.26          0.24        0.29

Directors and Executive Officers

Mark C. Smith
Chairman of the Board and Chief Executive Officer of the Company

Lonnie S. McMillian
Senior Vice President - Engineering, Secretary and Director of the Company

Howard A. Thrailkill
President, Director of the Company, and Chief Operating Officer of the Company.

O. Gene Gabbard
Director of the Company; Director of Dynatech Corporation, telecommunications equipment manufacturer; InterCel, Inc., a provider of wireless communications services; and Mindspring Enterprises, Inc., a provider of Internet access services.

William L. Marks
Director of the Company; Chairman of the Board and Chief Executive Officer of Whitney Holding Corp., the holding company for Whitney National Bank of New Orleans.

Roy J. Nichols
Director of the Company; Vice Chairman of the Board and Chief Technical Officer of Nichols Research Corporation (a defense and information systems company), Huntsville, Alabama

James L. North
Director of the Company and Counsel to the Company since it commenced operations in 1986. Attorney with James L. North and Associates, Birmingham, Alabama.

John R. Cooper
Vice President - Finance and Chief Financial Officer of the Company.

Danny J. Windham
Vice President - CPE Marketing

Thomas R. Stanton
Vice President - Telco Marketing

Irwin O. Goldstein
Vice President - Administration

Peter O. Brackett
Vice President - Technology

M. Melvin Bruce
Vice President - Engineering

Robert A. Fredrickson
Vice President - Telco Sales

Steven L. Harvey
Vice President - CPE Sales

Jude T. Panetta
Vice President - Manufacturing

Gregory A. Peters
Vice President - International Sales


Corporate Address
901 Explorer Boulevard
P.O. Box 140000
Huntsville, Alabama 35814-4000


Registrar and Transfer Agent
First Union National Bank of
 North Carolina
Charlotte, North Carolina


Independent Auditors
Coopers & Lybrand L.L.P.
Birmingham, Alabama


General Counsel
James L. North, Attorney at Law
Birmingham, Alabama


Special Counsel
Long, Aldridge & Norman
Atlanta, Georgia


Form 10-K

The Company's 1996 Annual Report on Form 10-K (without exhibits) as filed with the Securities and Exchange Commissions is available to stockholders without charge upon written request to:

Investor Relations
ADTRAN, Inc.
901 Explorer Blvd.
Huntsville, Alabama 35806

Price Range of Common Stock
The Company's Common Stock has been traded on the Nasdaq National Market under the symbol "ADTN" since the Company's initial public offering of Common Stock in August 1994. Prior to the initial public offering, there was no established trading market for the Company's Common Stock. As of January 31, 1997, the Company had 561 shareholders of record and approximately 10,500 beneficial owners of shares held in street name.


FISCAL 1996        HIGH     LOW
First Quarter      $54-3/4  $26-1/2
Second Quarter     $73-1/2  $45
Third Quarter      $75-1/4  $47-1/2
Fourth Quarter     $52-1/4  $33-1/2


Annual Meeting
The 1997 Annual Meeting of Shareholders will be held at the Company Headquarters, 901 Explorer Blvd., Huntsville, Alabama, on Wednesday, April 23, 1997 at 10:00 a.m. local time.

Web Address
http://www.adtran.com